July 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Serve Robotics Inc. Registration Statement on Form S-1

File No. 333-280071

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Serve Robotics Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:30 p.m., Eastern Time, on July 5, 2024 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Albert Vanderlaan at (617) 880-2219.

The Registrant hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

Kind regards,

SERVE ROBOTICS INC.

By:	/s/ Ali Kashani
Name:	Ali Kashani
Title:	Chief Executive Officer

cc: Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP